Patriot Scientific Corporation
                               10989 Via Frontera
                               San Diego, CA 92127

                                                                    May 10, 2005


Mr. Dave Walz
Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W., Mail Stop 0407
Washington, DC 20547

Re:   Patriot Scientific Corporation
      Form 10-KSB for the fiscal year ended May 31, 2004
      Filed August 19, 2004
      File No. 0-22182

Dear Mr. Walz:

      Thank you for your comments on the Annual Report on Form 10-KSB of Patriot Scientific Corporation ("Patriot" or the "Company") filed on August 19, 2004. For your convenience, your comments are addressed below in the order in which they appeared in your letter.

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      Part II. Item 8A. Controls and Procedures. page 25.

      1. Rule 13a-15(b) requires that your certifying officers evaluate your disclosure controls and procedures as of the end of the period covered by the report, rater than as of a date subsequent to the period covered by the report. Please tell us in your response letter whether your certifying officers concluded your disclosure controls and procedures were effective as of the end of the periods covered by your Form 10-KSB for the year ended May 31, 2004 and subsequent Form l0-QSBs. Also, please include such conclusions in your future periodic reports. Please note that you may continue to include your certifying officers conclusions as to the effectiveness of your disclosure controls and procedures for more recent dates too.
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Response:

      Our certifying officers concluded that our disclosure controls and procedures were effective as of May 31, 2004 as it related to our Form 10KSB for the year ended May 31, 2004 and were effective as of August 31, 2004, November 30, 2004 and February 28, 2005 for each of our Form 10QSBs filed for each of the quarters ended on those dates.


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      2.    It is not clear whether, in making their conclusions, your certifying officers considered all information described in the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Tell us in your response letter whether your certifying officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may simply tell us, if true, that your certifying officers concluded that, as of the end of the period covered by the report, your disclosure controls and procedures were effective. Please also do so in your future periodic reports.
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Response:

      Our certifying officers concluded that, as of the end of the period covered by the report, our disclosure controls and procedures were effective.

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      3.    Item 308(c) of Regulation S-B requires you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us in your response letter that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004, or any of your completed fiscal 2005 quarters, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also do so in your future periodic reports.
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Response:

         We confirm that there were no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter ended May 31, 2004 or any of our completed fiscal 2005 quarters (August 31 and November 30, 2004 and February 28, 2005) that has materially affected, or is reasonably likely to materially effect, our internal control over financial reporting.

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      Summary of Accounting Policies - Revenue Recognition. page F-8.

      4. We note that you recognize revenue from fees for the transfer of proven and reusable intellectual property components or the performance of engineering services. With regards to your revenue recognition policy, tell us how you have complied with SOP 97-2, `Software Revenue Recognition'.
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Response:

      Previously, our revenue has been generated primarily from the shipment of communication products, microprocessor integrated chips and evaluation boards. Revenue was recognized on shipment of these products.

      In the future, revenue recognition, especially as it relates to licenses, will be reviewed on a case by case basis against guidelines as pronounced in Staff Accounting Bulletins 101 and 104 and will be recognized based on if the revenue satisfies the basic criteria to allow recognition as follows:

Persuasive evidence of an arrangement exists

Delivery has occurred or services have been rendered

The seller's price to the buyer is fixed or determinable

Collectibility is reasonably assured

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      Footnote 1-- Continued Existence and Management's Plan. pane F-12.

      5. In several instances throughout your filing, you note the Company anticipates future revenues derived from the successful collection of patent infringement proceeds from litigation and settlement. It is unclear in your disclosures included in both MD&A and the footnotes to the financial statements the magnitude of these expected proceeds. Revise your disclosures to include a more comprehensive analysis over this revenue stream.
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Response:

      We respect the Commission's observation and in future filings will include a more comprehensive analysis of our anticipated revenue stream to be derived from patent infringement proceeds by litigation, settlement, or licensing arrangements.

      We respectfully request that we be able to provide such disclosures in future filings and not be required to amend previous filings.


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      Footnote 5-- Convertible Debentures page F-15.

      6. Tell us the guidance you have applied in accounting for the resets of conversion price and conversion shares you discuss in Note 5.
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Response:

      In determining the accounting treatment to be used for our convertible debentures and associated stock warrants we relied upon Emerging Issues Task Force Issue (EITFI) 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITFI 00-27 "Application of Issue No. 98-5 to Certain Convertible Securities."

      Under such guidance a beneficial conversion expense normally would be recorded at each reset. However, since the Company has already recorded a discount for 100% of the value received from the investor, there is no additional discount or expense to be recorded at the time of the reset.

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      Quarterly Report Filed on Form 10-QSB for the Quarter Ended February 28,
2005

         Footnote 3 -- Licenses Receivable, page 8.

      7. Addressing the relevant accounting literature, tell us in detail why you believe that it is appropriate to recognize the $2,750,000 [sic $2,950,000] licensing revenue at the date you entered into the license agreement with one of your customers for the Ignite microprocessor technology and the patent portfolio technology. Also, tell us in more detail the nature of the $553,600 contingency fee disclosed in this note.
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Response:

      On February 21, 2005, PTSC entered into three separate agreements with Advanced Micro Devices (AMD) as follows;

      A stock purchase agreement whereby AMD purchased 4.5 million common shares of PTSC stock for $450,000 ($0.10 per share). This amount was paid for via a wire transfer on February 22, 2005 (February 21, 2005 being a banking holiday). This transaction was recorded as an equity investment with no revenue to be recognized.

      A non-exclusive, fully paid, world-wide patent portfolio license granting AMD the rights to use, both past and present, the technology associated with seven granted PTSC patents. The negotiated price was $1,730,000 payable in four installments of $432,500 payable by wire transfer on April 1, 2005, August 15, 2005, November 15, 2005 and February 15, 2006. AMD has no rights of offset or an


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ability to return or void the agreement based on any type of contingency. The license fee has been fully earned and, accordingly, is being recognized as revenue during PTSC's fiscal quarter ended February 28, 2005. In addition, expenses related to revenue in the form of contingency fees payable to attorneys and consultants has been recorded in an amount of $553,600 during the quarter ended February 28, 2005 and will be paid in four equal payments of $138, 400 tens days after the receipt of the wire from AMD (subject to a potential reduction based on ongoing negotiations with one set of attorneys who have since been disqualified from representing us in certain subsequent proceedings) .


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      A non-exclusive world-wide Ignite license granting AMD the rights to use intellectual property known as Ignite. The negotiated price was $1,220,000 for an up-front, non-refundable license fee payable as follows: $300,000 was paid via a wire transfer on February 22, 2005 (February 21, 2005 being a banking holiday) and three equal installments of $292,500 payable by wire transfer on April 1, 2005, August 15, 2005 and November 15, 2005 with a final installment of $42,500 payable by wire transfer on February 15, 2006. The up-front license fee is being recognized as revenue during PTSC's fiscal quarter ended February 28, 2005. In addition, the Ignite license contains royalty fees which will be payable by AMD to PTSC quarterly based on quantities of products shipped incorporating the technology. Royalty revenue will be recognized during the quarter in which payment is received. There was no royalty revenue for the quarter ended February 28, 2005. In addition, the Ignite license included a $100,000 fully paid up maintenance agreement payable in four installments of $25,000 each payable via wire transfer on April 1, 2005, August 15, 2005, November 15, 2005 and February 15, 2006. Since this amount will be earned over time it has not been included in revenue for PTSC's quarter ended February 28, 2005, but will be recognized ratably over 48 months starting March 1, 2005.

      A review of applicable literature reveals our technology is not of a software nature and, accordingly, SOP 97-2 does not apply. Therefore, revenue recognition as stated above has been reviewed against guidelines as pronounced in Staff Accounting Bulletins 101 and 104 and is determined to be correct based on the revenue satisfies the basic criteria to allow recognition as follows:

Persuasive evidence of an arrangement exists- the two license agreements entered into on February 21, 2005 satisfy this requirement.

Delivery has occurred or services have been rendered- the license agreements are for intellectual property and the rights to use technology. No deliverable is necessary to satisfy the patent portfolio license and deliverables related to the Ignite license have been made available to AMD previous to the execution of the Ignite license. All services required to recognize revenue have taken place as of the execution of the agreements. Potential future revenue related to royalties will be recognized, if and only when earned. Maintenance revenue will be recognized as service periods are observed over 48 months.

The seller's price to the buyer is fixed or determinable- the agreements are for a sum certain with no additional contingencies or offsets available.


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Collectibility is reasonably assured- AMD is a major Fortune 500 company with significant financial resources. The collectibility of the future installments is reasonably assured.


Additional Items of Consideration

Several additional items need to be considered to assure that revenue can be recognized from the above transactions as indicated above.

Per guidance of EITFI 00-21, vendor specific objective evidence is available to separate the license and maintenance revenue on the Ignite contract. The contractual terms themselves define the license to be $1,220,000 and the maintenance to be $100,000. The license allows AMD to use the technology for multiple applications and with multiple cores per design. Prices were per the PTSC price sheet reflecting a 22% discount for multiple core/ multiple applications and provides AMD coverage for up to eight cores and eight applications.

      The sale of the Ignite license is the culmination of a separate and discrete earnings process. PTSC has performed all items necessary to recognize the revenue and owes no additional items to AMD as of the effective date of the agreement. AMD is not currently using the technology and, in fact, may decide not to use the technology. Regardless of whether or not AMD uses the technology, the earnings process for the up-front fee has concluded. If AMD uses the technology, then it would be required to pay additional fees in the form of royalties which would be recognized as revenue at the time of receipt. AMD may or may not use the benefits of the maintenance fee portion of the agreement.

      The sale of the patent portfolio license is the culmination of a separate and discrete earnings process. PTSC owes no other deliverables to AMD and the earnings process has been completed. As part of the licensing fee, PTSC released and discharged AMD from all claims and damages it may have against AMD and its customers for past infringement of PTSC patents and provided for future use of the patents on a fully paid up basis.

      Section 6 of the Ignite License gives AMD the ability to terminate the license. This termination privilege is related solely to the continuing royalties that would become due under the license and has no bearing on the up-front license fee. As a matter of fact, if AMD were to cancel the license, the up-front license fee and maintenance fee would be accelerated and become payable on termination of the license. On termination of the license, AMD would have to continue to pay royalties if it used the technology for a specified period of time after which it could no longer use the technology.

      There were no interlocking contingencies within any of the three agreements. Each agreement stood on its own and performance under one agreement was not the basis for changing, voiding, or terminating either of the other two agreements.


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                                 * * * * * * *

      If we can be of additional assistance, please contact me at (858)
674-5018.

Sincerely,

/S/  Lowell W. Giffhorn
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Lowell W. Giffhorn
Ex. V.P. and Chief Financial Officer


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